July 13, 2005

Mail Stop 3561

via U.S. mail and facsimile

Goeffrey O`Neill
1010 University Avenue
Suite 40
San Diego, CA 92103

Re: Frezer, Inc.
       Registration Statement on Form 10-SB
       Filed June 1, 2005
       File No. 0-51336

Dear Mr. O`Neill:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the proposed spin-off of the common stock of Frezer, Inc.
to the shareholders of Bio-Matrix Scientific Group. Please disclose the purpose of the spin-off and provide an analysis addressing the exemption from registration that you rely on in connection with the spin-off. Please consult SEC Staff Legal Bulletin No. 4 (CF), September 16, 1997, located at http://www.sec.gov/interps/legal/slbcf4.txt, for the Division`s views regarding section 5 of the Securities Act and spin-offs.
2. Please note the updating requirements of Item 310(g) of Regulation
S-B.
3. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.
4. You have spelled Cryo-Cell two ways in this registration statement. Please revise.
5. Please number the pages of the amended Form S-B before uploading to EDGAR. The page numbers used in this letter are those in the upper right-hand corner of the EDGAR print-out.

Disclosure Regarding Forward-Looking Statements, page 2

6. Section 27A of the Securities Act and section 21E of the Exchange
Act do not apply when the registration statement is for shares not subject to the reporting requirements of sections 13(a) or 15(d) of the Securities Exchange Act. Please either:

delete any references to the Litigation Reform Act; or

make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply when the registration statement is for shares not subject to the reporting requirements of section 13(a) or
15(d) of the Securities Exchange Act.

Reports to Security Holders, page 6

7. Please delete disclosure about the NASDAQ rule.
8. Clarify that this registration statement, unless you withdraw it or it is the subject of a stop order, will automatically be effective on July 30, 2005, 60 days after the initial filing. Also, disclose that it will then be subject to the Commission`s periodic reporting requirements.
9. Item 101(c) of Regulation S-B requires that you do the following:
* disclose whether you will voluntarily send an annual report and whether the report will include audited financial statements; and
* state that the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site is (http://www.sec.gov). You are encouraged to give your Internet address, if available.
10. Also, please note that the address of the SEC`s Public
Reference
Room has changed to 100 F Street, N.E., Washington, DC 20549. Please revise the disclosure.

Item 1. Description of Business, page 3

11. Please update the disclosure about the distribution of the registrant`s stock to shareholders of Bio-Matrix Scientific Group, Inc. ("BMXG").
12. Disclose how your objective of developing cryogenic stem cell banks differs from the business of Cryo-Cell. Also describe any current affiliation with Cryo-Cell.
13. Indicate which of your officers or employees has a background which will be helpful in the development of cryogenic stem cell banks, and describe how it will be helpful.
14. Disclose whether you have spent any money, and how much, during each of the last two fiscal years, on research and development activities.

Competitive Business Conditions, page 6

15. If any of the listed competitors are affiliated with the company, please disclose. For example, we note that Geoffrey O`Neill was the
Medical Director of Cryo-Cell.

Government Regulations, page 6

16. Pursuant to Item101(8), (9) and (11) of Regulation S-B, provide greater detail regarding the following:
* the need for any government approval of principal products or services. If government approval is necessary and you have not yet received that approval, discuss the status of the approval within the government approval process;

* the effect of existing or probable governmental regulations on the business; and

* the costs and effects of compliance with environmental laws
(federal, state and local).

Item 2.  Management`s Plan of Operation, page 6

17. Revise MD&A to provide a brief description of the spin-off of the company from Bio-Matrix Scientific Group, Inc.
18. Please provide significantly greater detail with regard to your plan of operations required by Item 303(a) of Regulation S-B, first for the next twelve months and, then, to the point of generating revenues. Ensure that for each of the projects you have discussed that you provide detailed milestones and include a timeframe for completing each milestone in weeks or months. Also, provide the estimated costs associated with each milestone. We may have additional comments after reviewing your response.
19. In the second paragraph of this section you have indicated there will be a patent application and trademark processed within the next
18 months.  Please discuss in detail in the business section.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management, page 8

20. Ensure that the table reflects current shareholders. If the registrant`s stock has not yet been distributed by BMXG to its shareholders when you file the next amendment to the registration statement, please revise the table.
21. Revise the number of shares of David Koos to include those which he beneficially owns through the three companies listed. Also, state in "footnote (a)" that the total reflects both the shares he owns directly and the shares he owns beneficially.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons, page 8

22. There are inconsistencies in the registration statement regarding titles. One example is that this section states that David Koos is the Chairman, CEO and acting CFO, but the signature page provides no title for him. Another example is that this section states that Geoffrey O`Neill is the President, but the signature page indicates he is "Chairman, secretary and CEO." A third example is that in only one place, the "Security Ownership of Certain Beneficial Owners and
Management" section on page 8, you have stated that David Koos is the chairman of the Board of Directors. Please review all disclosure regarding titles and ensure completeness, accuracy and consistency throughout the registration statement. If there is only one director of the registrant, do not use the plural in discussing this position within the company.

David R. Koos, PhD & DBA (46) - Chairman and CEO, Acting CFO, page
9

23. Move to this section the disclosure on page 11 regarding David Koos` NYSE hearing and the settlement with Dr. Yanda.
24. With regard to the NYSE finding of guilt, you have implied that authorization of trades by the client exonerates Mr. Koos of excessive or unsuitable trading. Please revise this disclosure because it appears to be inaccurate.
25. Please disclose in detail the process by which Dr. Yanda "released and exonerated" First Union Securities, Monahan and Koos.
Include the meaning of "released and exonerated" in this context. We may have further comment.
26. If David Koos was employed by Everen Securities at any time during the past five years, please disclose the dates of his employment.
27. In view of the fact that both of David Koos` doctoral degrees are from non-accredited universities, please disclose the number of credit hours he has earned for each and the titles of his dissertations and whether the dissertations are publicly available.
We may have further comment. Also, disclose the locations of Atlantic International University and Northcentral University. Supplementally advise us whether the latter is accredited. If not, please disclose.

Brian Pockett (53) - Managing Director and COO, page 9

28. Disclose whether Mr. Pockett has been affiliated with PD&C during the past five years, and, if yes, his position and the dates of his affiliation.
29. Dislcose the locations of all educational institutions named in this section. Also, supplementally advise us whether all are accredited. If not, disclose. In addition, provide the titles of the degrees Mr. Pockett has earned.
30. Name the two publishing companies for which Mr. Pockett was an officer.

Geoffrey O`Neill, PhD (57) - President, page 9

31. Disclose the length of Geoffrey O`Neill`s post-doctoral training under Dr. Good and explain whether he received any certification as a result.
32. Please specify how many of the 90 publications which Dr. O`Neill authored or co-authored concerned primarily stem cell biology.
33. Clarify the dates of Dr. O`Neill`s employment with Cryo-Cell.
34. Please disclose a basis for your assertions that Cryo-Cell is the first company to pioneer and commercialize family banking for umbilical cord blood stem cells and is a leader in its field. Support your statement by supplementally providing us with copies of, or excerpts from, reports or publications which you reference.

Phillip Watts, PhD (37) - Director of Research and Development,
page
10

35. The first sentence of this section states: "Dr. Philip Watts brings an outstanding and distinguished career to Bio-Matrix Scientific and has assumed the position of Director of Research and
Development." Please revise if you meant for your statement to be about his position with the registrant. In addition, for all officers, etc., describe any past or present affiliation with Bio-Matrix Scientific and distinguish it from their present affiliation with the registrant.

Item 6.  Executive Compensation, page 12

36. The first sentence of this section indicates that you have paid compensation to your employees by the issuance of common stock.
Please comply with the requirements of Item 402 of Regulation S-B in disclosing this compensation.

Code of Ethics, page 12

37. Provide the exhibit number of the Code of Ethics.

Item 7.  Certain Relationships and Related Transactions, page 12

38. Explain how you have determined the rental charges for the office space you share with Bio-Matrix Scientific Group.
Financial Statements

39. You state that you currently employ eight full time employees. Please revise to clarify if the parent or the company employs the eight workers, as the company has only minor administrative expenses.
All costs of doing business should be included in the issuer`s financial statements, including expenses incurred on its behalf by its parent or other shareholders. A reasonable method of expense allocation should be applied where specific identification is not practicable, accompanied by appropriate footnote disclosure. Please refer to SAB 1B and revise the financial statements as necessary.
40. Tell us whether you plan to succeed to any part of the business of the parent. If so, the financial statements of Frezer, Inc. should be restated to include the transferred operations that were part of the parent`s financial statements.

Balance Sheet

41. It appears that the par value of the common stock is $0.001.
However, on the face of the balance sheet, you state that it is $0.0001. Revise the balance sheet accordingly.

Commitments and Contingencies

42. In "Item 3 - Description of Property" you state that you will pay rental charges of $45,819 per year beginning on June 3, 2005. However, in note 4, you state that you use office space provided by your parent company at no charge. Please reconcile these statements and if necessary, revise your notes to the financial statements in accordance with SFAS 13.

Closing Comments


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Babette Cooper at (202) 551- 3396 if you have questions regarding the financial statements and related matters.
Please contact Susann Reilly at

(202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc:  David R. Koos
	By facsimile to 619-330-2328
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Goeffrey O'Neill
Frezer, Inc.
July 13, 2005
Page 8